EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

J.C. Penney Company, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 16, 2016, contains an explanatory paragraph that states the Company has elected to change its method of accounting for pension and postretirement benefits to immediately recognize actuarial gains and losses in its operating results in the year in which they occur, to the extent they exceed 10 percent of the greater of the fair value of plan assets or the plans’ projected benefit obligation, referred to as the corridor.

/s/ KPMG LLP

  KPMG LLP

Dallas, Texas

May 23, 2016